NO ACT

PE
10-23-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09012749

Received SEC

DEC 07 2009

Washington, DC 20549

December 7, 2009

Roger J. Patterson
Managing Vice President, Counsel
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-07-2009

Re: The Walt Disney Company
Incoming letter dated October 23, 2009

Dear Mr. Patterson:

This is in response to your letter dated October 23, 2009 concerning the shareholder proposal submitted to Disney by Bobbie Strobhar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Bobbie Strobhar

*** FISMA & OMB Memorandum M-07-16 ***

December 7, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 23, 2009

The proposal requests that Disney amend its sexual orientation policy to explicitly include the prohibition of discrimination based on ex-gay status.

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). In this regard, it appears that the proposal seeks to amend the scope of Disney's equal employment opportunity policy. We disagree that it is impracticable for shareholders to consider requested changes to the scope of corporate equal employment opportunity policies. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Walt Disney Company

Roger J. Patterson
Managing Vice President, Counsel
Registered In-House Counsel

October 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

The Walt Disney Company, a Delaware corporation (with its consolidated subsidiaries, "Disney" or the "Company"), is filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Disney's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Disney's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). The Proposal was submitted by Bobbie Strohbar (the "Proponent"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if it excludes the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with the ordinary business of the Company. In addition, the Company is of the view that the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal and the supporting statement contain materially false and misleading statements.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff at shareholderproposals@sec.gov in lieu of mailing paper copies. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Ms. Strohbar, informing her of the Company's intention to omit the Proposal from its 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. For the convenience of the Staff, the text of the Proposal is set forth below:

WHEREAS: The Walt Disney Company does not explicitly prohibit discrimination based on ex-gay status in its sexual orientation employment policy and diversity training for employees.

Parents and Friends of Ex-Gays & Gays (PFOX), a national non-profit organization defines the ex-gay community as men and women with unwanted same-sex attractions who leave homosexuality by gender affirming therapy, faith based ministries, Homosexuals Anonymous support groups, or other non-judgmental environments. Their decision is one only they can make. However, there are others in society who refuse to respect individual self-determination. Consequently, formerly gay men and women are reviled simply because they dare to exist.

PFOX has documented numerous incidents of intolerance against the ex-gay community. Ex-gays and their supporters are subject to an increasingly hostile environment because they live out or support a different view of homosexuality. They remain closeted because of other's negative reactions or disapproval. Ex-gay employees are uncomfortable being open about their sexual orientation with their colleagues because they fear discrimination or unfair treatment in the workplace.

Disney has a sexual orientation policy and mandatory diversity training for employees that supports gays and bisexuals, but excludes any support for ex-gays.

In our Nation's Capital, the Superior Court for the District of Columbia has ruled that ex-gays are a legally protected class under sexual orientation and thus protected from discrimination under the D.C. Human Rights Act.

RESOLVED: The shareholders request that Disney amend its sexual orientation policy to explicitly include the prohibition of discrimination based on ex-gay status.

Statement: Employee discrimination diminishes employee morale and productivity. Disney's exclusion of ex-gays from its sexual orientation policy and program reinforces the second-class status of ex-gays, and contributes to the negative perceptions and discrimination against former homosexuals. Disney's exclusion also disregards diversity and the basic human right to dignity and self-determination. Adding ex-gays to Disney's sexual orientation policy and programs, which already include gays and bisexuals, will increase diversity, assure equality in the workplace, and be inexpensive for the Company to implement.

Because state and local laws differ with respect to employment discrimination, our Company would benefit from a consistent, corporate-wide policy to further enhance efforts to prevent discrimination, resolve complaints internally to avoid costly litigation or damage to its reputation, access employees from the broadest possible talent pool, and ensure a respectful and supporting atmosphere for all employees. I urge you to vote for this beneficial proposal which serves to increase diversity at minimal cost.

GROUNDS FOR EXCLUSION

1. Rule 14a-8(i)(7) – Ordinary Business Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations."

The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff noted that the policy underlying this exclusion rests on two central considerations. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Staff identified as an example "the management of the workforce, such as the hiring, promotion, and termination of employees." The Staff noted that certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable."

The Staff identified the second consideration as relating to "to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" and observed that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

In our view, the Proposal may be excluded because it deals with ordinary business matters. The Proposal requests that the Company include in its "sexual orientation policy" a provision relating to how the policy should be interpreted and applied in one specific situation. As such, the Proposal does not focus on a "significant policy issue," but on the day-to-day details of how the Company interprets, administers and applies its policy.

As we discuss more fully in Section 2 below, the Proposal is founded on a factually false premise. The Company does not, as the proponent asserts, have a "sexual orientation policy." What the Company does have is an equal employment opportunity policy pursuant to which the Company commits to provide equal opportunity for all employees based on a list of general characteristics and statuses without, quite deliberately, specifying particular variations of each of the characteristics and statuses covered, including particular variations of "sexual orientation."[1]

[1] The complete list of characteristics and statuses identified by the policy is "race, religion, color, sex, sexual orientation, gender identity, national origin, age, marital status, covered veteran status, mental or physical disability, pregnancy, or any other basis prohibited by state or federal law."

The Company also has a harassment policy, which prohibits employees from harassing "any employee, guest, or other person in the course of the Company's business for any reason" including based on the same general characteristics and statuses identified in the equal employment opportunity policy.

As noted, the Company's equal employment opportunity policy and harassment policy are deliberately stated in general terms. This is an appropriate approach for a company-wide policy that must be applied around the world to a wide variety of facts and circumstances in differing legal, regulatory and cultural environments. The application of the policy to the many specific situations that arise in a complex world-wide business such as the Company's is exactly the type of matter that is "impracticable for shareholders to decide" in the words of the 1998 Release. The general terms of a company's equal employment opportunity or harassment policy may implicate socially significant issues appropriate for shareholder action; the details of how to interpret, administer and apply that policy to specific situations do not.

In the guise of requesting a change to the policy, the Proposal seeks to dictate how the Company should interpret the policy in, and apply it to, one specific situation. The Proposal seeks to dictate a specific application of the policy to a specific sexual orientation and, more precisely, to one (and only one) way in which a person arrived at that sexual orientation. In determining how to apply its policy, the Company must be prepared to address situations involving homosexuals, heterosexuals and bisexuals; it must address persons who have consistently identified themselves as homosexual or heterosexual or who have inconsistently identified themselves – whether or not they currently identify themselves as heterosexual or homosexual and no matter how they arrived at their current or any former identification. The fact that the Proposal seeks to prescribe the treatment of one specific case in the Company's policies does not change the fact that the Proposal deals with the ordinary business of applying general policies to specific situations.

If it were appropriate to include the Proposal and its request that the Company's policies address the inclusion of persons who no longer identify themselves as homosexuals, the Company could be faced with endless detailed shareholder proposals relating to specific situations relating to sexual orientation. Indeed, the Company could be faced with proposals relating to variations on each of the other characteristics and statuses set forth in its policies, such as the application of the policy to persons of mixed race, persons who have changed their religious identification, persons whose marital status has changed or persons who have specific mental or physical disabilities or who developed those disabilities in specific ways. The endless variety of potential proposals that could be presented demonstrates the impracticability of shareholder consideration of such matters and the need for exclusion of such matters from the proxy process.

In prior cases, the Staff has concurred in the exclusion of other proposals that purport to deal with socially significant issues but that in fact deal with the ordinary business details of how those issues are addressed in specific situations. In *Wal-Mart Stores, Inc.* (March 16, 2006), as is the case with this Proposal, a shareholder sought to amend the Company's Equality of Opportunity policy to apply it one specific circumstance (intimidation of company employees who exercised their right to freedom of association) and to take specific steps to implement the policy. The Staff concurred that the Company could exclude the proposal on ordinary business grounds. In *AT&T Corp.* (February 25, 2005), the proponent requested that AT&T consider discontinuing all domestic partner benefits for executives making over $500,000 per year (or, if not feasible, ask these executives to reimburse AT&T for these expenses). Although the Staff generally does not concur in the exclusion of proposals that relate to executive compensation, the Staff concurred that this proposal could be omitted from AT&T's proxy statement under Rule 14a-8(i)(7). And in *Apache Corp.* (March 5, 2008), the Staff concurred in the exclusion of a proposal requesting implementation of equal employment opportunity policies based on a specific set of principles because some of the principles related to the company's ordinary business operations.

As was the case in the proposals described above, the Proposal here goes beyond the significant policy issues that the proponent claims to address to the ordinary business details of implementing policies in specific situations. For this reason, the Company believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(7).

2. Rule 14a-8(i)(3) – Violation of Proxy Rules – Materially False and Misleading Statements

Under Rule 14a-8(i)(3), a shareholder proposal may be omitted from a company's proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal and supporting statement contain false and misleading statements regarding the nature of the Company's existing policies. These statements go to the heart of the Proponent's justification for the Proposal, and therefore warrant exclusion of the entire Proposal.

As the Staff explained in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("*SLB No. 14B*"), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading.[2] The following statements set forth in the Proposal and the

[2] The Proposal also contains numerous unsupported statements and expressions of opinion set forth as statements of fact. Consistent with the Staff's Guidance set forth in *SLB No. 14B*, we are not seeking exclusion of the Proposal or of those statements, but reserve the right to address them in opposition to the Proposal if it is included in the 2010 Proxy Materials. Those statements include the following: "formerly gay men and women are reviled simply because they dare to exist;" "Ex-gays and their supporters are subject to an increasingly hostile environment;" "they remain closeted because of other's negative reactions or disapproval;" "Ex-gay employees are uncomfortable being open about their sexual orientation with their colleagues because they fear discrimination or unfair treatment in the workplace;" "Disney's exclusion of ex-gays from its

supporting statement are materially false and misleading as demonstrated by the facts set forth opposite each statement:

Statement in the Proposal	**Facts**
"Disney has a sexual orientation policy and mandatory diversity training for employees that supports gays and bisexuals, but excludes any support for ex-gays."	The Company's equal employment opportunity policy and harassment policy do not specifically mention, let alone "support" any specific sexual orientation including "gays and bisexuals"
"Adding ex-gays to Disney's sexual orientation policy and programs, <u>which already include gays and bisexuals</u>, will increase diversity, assure equality in the workplace, and be inexpensive for the Company to implement." (emphasis added)	As noted above, the Company's equal employment opportunity policy and harassment policy do not specifically mention any specific sexual orientation including "gays and bisexuals"
Each reference to the Company's "sexual orientation policy" or "sexual orientation employment policy."	The Company has no policy titled or dealing exclusively with sexual orientation. The Company's Employee Policy Manual does have an equal employment opportunity policy and a harassment policy, each of which prohibits discrimination or harassment on the basis of a variety of characteristics and statuses, one of which is sexual orientation. The Company's Standards of Business Conduct summarizes the Company's equal employment opportunity and harassment policies in similar language. The Standards of Business Conduct also include a section labeled "diversity," which generally sets forth the Company's aspiration to be "multicultural, tapping the unique talents and potentials of every member of our diverse work force," but this standard does not specifically refer to sexual orientation or any other characteristic or status.[3]

sexual orientation policy and program reinforces the second-class status of ex-gays, and contributes to the negative perceptions and discrimination against former homosexuals;" "Disney's exclusion also disregards diversity and the basic human right to dignity and self-determination." "Adding ex-gays to Disney's sexual orientation policy and programs . . . will increase diversity, assure equality in the workplace, and be inexpensive for the Company to implement."

[3] Copies of the relevant portions of these policies are attached as Exhibits B, C and D to this letter. Similar broad, inclusive language is employed in the Company's policies on Computer Usage and Security, Discipline and Termination

The false statements described above are integral to the substance of and support for the Proposal, and therefore this is not an appropriate case for allowing the Proposal to be included if the Proposal simply deletes the false statements. The Proponent argues that the Company's policies should be amended to explicitly include reference to a specific sexual orientation (and the manner in which that orientation is arrived at) because the policies currently include and support other sexual orientations. The Proponent's supporting statement hinges critically on the need to include a specific instance of sexual orientation because current policies are not sufficiently inclusive, supporting only gays and bisexuals. But since the Company's policies already include broad inclusive language – prohibiting discrimination and harassment equally whether a person is heterosexual or homosexual – and do not specifically include support for one sexual orientation at the exclusion of another, the stated basis for the Proposal falls away. If the false statements are excluded, the Proponent would, at least, need to make substantial revisions in its supporting statement to justify the Proposal.

The Staff explained in *SLB No. 14B* that it has allowed shareholders to make revisions to their proposals or supporting statements "that are minor in nature and do not affect the substance of the proposal," but that it may be appropriate for companies to "exclude the entire proposal, supporting statement or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." Because the false statements in the Proposal are integral to the terms of and support for the Proposal, we believe this is an appropriate case for excluding the entire proposal.[4]

For this reason, the Company believe it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(3).

---

[4] If the Staff were to disagree with this conclusion, at a minimum, we believe it would be necessary for the following changes to be made to the Proposal and supporting statement:

- Change each reference in the Proposal and the supporting statement to "sexual orientation policy" or "sexual orientation employment policy" to "equal employment opportunity policy and harassment policy"
- Delete the sentence "Disney has a sexual orientation policy and mandatory diversity training for employees that supports gays and bisexuals, but excludes any support for ex-gays."
- Delete the phrase "which already includes gays and bisexuals" from the sentence (as it should be revised as set forth in the first bullet point above) "Adding ex-gays to Disney's [equal employment opportunity and harassment policies and programs], which already include gays and bisexuals, will increase diversity, assure equality in the workplace, and be inexpensive for the Company to implement."

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials. Please do not hesitate to call me at (818) 560-6126 or by return e-mail if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by return e-mail.

We request that you transmit your response by e-mail to the undersigned at Roger.Patterson@Disney.com and understand that you can transmit your response to the Proponent at *** FISMA & OMB Memorandum M-07-16 ***

Thank you for your attention to this matter.

Sincerely,

Roger J. Patterson

cc: Bobbie Strohbar

Attachments: Exhibit A – Proposal and correspondence
Exhibit B – Disney Equal Employment Opportunity policy
Exhibit C – Disney Harassment Policy
Exhibit D – Disney Standards of Business Conduct (excerpts)

Exhibit A

Bobbie Strobhar

*** FISMA & OMB Memorandum M-07-16 ***

August 28, 2009

Ms. Marsha Reed
Corporate Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, California 91521-1030

Dear Ms. Reed:

I am the owner of 135 shares of The Walt Disney Company. I have owned these shares continuously for over one year and intend to hold them through the time of our annual meeting. At that time, I intend to introduce the following resolution:

Ex-Gay Non Discrimination Policy

WHEREAS: The Walt Disney Company does not explicitly prohibit discrimination based on ex-gay status in its sexual orientation employment policy and diversity training for employees.

Parents and Friends of Ex-Gays & Gays (PFOX), a national non-profit organization, defines the ex-gay community as men and women with unwanted same-sex attractions who leave homosexuality by gender affirming therapy, faith based ministries, Homosexuals Anonymous support groups, or other non-judgmental environments. Their decision is one only they can make. However, there are others in society who refuse to respect individual self-determination. Consequently, formerly gay men and women are reviled simply because they dare to exist.

PFOX has documented numerous incidents of intolerance against the ex-gay community. Ex-gays and their supporters are subject to an increasingly hostile environment because they live out or support a different view of homosexuality. They remain closeted because of other's negative reactions or disapproval. Ex-gay employees are uncomfortable being open about their sexual orientation with their colleagues because they fear discrimination or unfair treatment in the workplace.

Disney has a sexual orientation policy and mandatory diversity training for employees that supports gays and bisexuals, but excludes any support for ex-gays.

In our Nation's Capital, the Superior Court for the District of Columbia has ruled that ex-gays are a legally protected class under sexual orientation and thus protected from discrimination under the D.C. Human Rights Act.

RESOLVED: The Shareholders request that Disney amend its sexual orientation policy to explicitly include the prohibition of discrimination based on ex-gay status.

Statement: Employee discrimination diminishes employee morale and productivity. Disney's exclusion of ex-gays from its sexual orientation policy and programs reinforces the second-class status of ex-gays, and contributes to the negative perceptions and discrimination against former homosexuals. Disney's exclusion also disregards diversity and the basic human right to dignity and self-determination. Adding ex-gays to Disney's sexual orientation policy and programs, which already include gays and bisexuals, will increase diversity, assure equality in the workplace, and be inexpensive for the Company to implement.

Because state and local laws differ with respect to employment discrimination, our Company would benefit from a consistent, corporate-wide policy to further enhance efforts to prevent discrimination, resolve complaints internally to avoid costly litigation or damage to its reputation, access employees from the broadest possible talent pool, and ensure a respectful and supportive atmosphere for all employees. I urge you to vote for this beneficial proposal which serves to increase diversity at minimal cost.

Sincerely,

Bobbie Strobhar

The [illegible] Company

[illegible]

September 3, 2009

VIA OVERNIGHT COURIER

Bobbie Strohbar

*** FISMA & OMB Memorandum M-07-16 ***

Dear M. Strohbar:

This letter will acknowledge that we received on August 31, 2009, your letter dated August 28, 2009 submitting a proposal for consideration at the Company's 2010 annual meeting of stockholders regarding sexual orientation policy.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e), except that we have determined that you are not a registered holder of shares and you have not complied with the requirement of Rule 14a-8(b)(2)(i) that you provide a written statement from the record holder of shares you beneficially own verifying that you continuously held securities of The Walt Disney Company for at least one year. Although you included a printout of a page that indicates beneficial ownership of shares, this does not identify the record holder of the shares or include the necessary verification. I suggest you contact your broker to obtain a statement identifying the record holder and signed by an authorized officer of the record holder. As required by Rule 14a-8(f)(1), you should provide us with this statement within 14 days of your receipt of this letter.

Sincerely yours,

Roger J. Patterson

[illegible]

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

September 10, 2009

THE WALT DISNEY COMPANY
ATTN: Roger J. Patterson
611 NORTH BRAND BLVD., STE. 6100
GLENDALE, CA 91203

Dear Sir:

This letter certifies that **BOBBIE STROBHAR** is currently the beneficial owner of 135 shares of The Walt Disney Company securities, and has held the position continuously with National Financial Services, LLC dating back to April 2003.

Sincerely,

Lewis Trezza,
Manager

Exhibit B

Equal Employment Opportunity

It is the policy of the Company to provide equal opportunity for all employees and applicants for employment without regard to race, religion, color, sex, sexual orientation, gender identity, national origin, age, marital status, covered veteran status, mental or physical disability, pregnancy, or any other basis prohibited by state or federal law. This policy extends, but is not limited, to recruitment and employment, promotion, demotion, transfer, layoff, termination, rate of pay and other forms of compensation, education, and training.

This policy also prohibits employees from harassing any other employee, guest, or other person in the course of the Company's business for any reason including, but not limited to, race, religion, color, sex, sexual orientation, gender identity, national origin, age, marital status, covered veteran status, mental or physical disability, pregnancy, or any other basis prohibited by state or federal law. See also the *Harassment* policy.

The Human Resources Department and all members of Management administer this policy.

1. All personnel decisions must be made without prejudice or discrimination in accordance with the principles of equal opportunity.

2. Retaliation against an employee who has made a good faith complaint about violation of this policy, or has cooperated with an investigation of such a complaint, is strictly prohibited.

3. Disciplinary action, not excluding termination, will be warranted if an employee fails to adhere to the provisions of this policy.

4. Employees who believe they have been harassed, discriminated, or retaliated against in violation of this policy should promptly report the facts of the incident and the name of the person involved to their Human Resources Department. Every report will be investigated.

5. Alternatively, employees may call the Company Guideline at (800) 699-4870. See also the *Complaints* policy, the *Harassment* policy, and the *Standards of Business Conduct* policy.

Exhibit C

Harassment

It is the policy of the Company to provide a non-discriminatory and harassment-free work environment.

The Human Resources Department and Management administer this policy.

1. Employees are prohibited from harassing any employee, guest, or other person in the course of the Company's business for any reason including, but not limited to, race, religion, color, sex, sexual orientation, gender identity, national origin, age, marital status, covered veteran status, mental or physical disability, pregnancy, or any other basis prohibited by state or federal law. See also the Equal Employment Opportunity policy.

2. Sexual harassment is of two types, hostile environment and quid pro quo.

   A. Hostile environment sexual harassment includes, but is not limited to, conduct of a sexual nature, including unwelcome jokes, touching, comments, and the like, which unreasonably interferes with an employee's ability to perform his or her job because of the hostile environment which is created.

   B. Quid pro quo sexual harassment includes, but is not limited to, the making of unwanted sexual advances and/or requests for sexual favors where either submission to such conduct is made an explicit or implicit term or condition of employment, or an individual's submission to or rejection of such conduct is used as the basis for employment decisions affecting that individual.

3. Employees who believe they have been harassed should promptly report the facts of the incident and the name of the person involved to their Human Resources Department. Alternatively, employees may call the Company Guideline at (800) 699-4870.

4. Every incident of harassment reported to the Human Resources Department or the Company Guideline will be investigated in as confidential and expeditious a manner as possible.

5. Retaliation against an individual who has made a good faith complaint about harassment, or has cooperated with an investigation of such a complaint, is strictly prohibited.

6. Disciplinary action, not excluding termination, will be warranted if an employee fails to adhere to the provisions of this policy.

7. See also the Equal Employment Opportunity policy, the Complaints policy, and the Standards of Business Conduct policy.

Exhibit D

Standards of Business Conduct Excerpts

Diversity

We seek to be multicultural, tapping the unique talents and potential of every member of our diverse work force. Our goals are to:

- Attract and sustain a work force that reflects our guests and customers, business partners, shareholders, labor markets and communities in which we do business; and
- Maintain a workplace that reflects open opportunity, where everyone is advantaged by their potential and no one is disadvantaged by their belonging to a particular group.

We are committed to these goals for their own sake, but we also believe that diversity is the best way to develop superior products and services.

* * * *

Respect for the Individual

We are committed to providing a work environment in which all Cast Members and employees are afforded the respect that they deserve, free of any discrimination or harassment. No discrimination on the basis of race, religion, color, sex, sexual orientation, national origin, age, marital status, covered veteran status, disability, pregnancy, or any other basis prohibited by applicable law will be allowed. Further, the Company expects Cast Members and employees to treat each other with the same dignity and respect that they expect from the Company.